Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.

Registration Statement on Form S-1 (File No. 333-260364)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Spartan Capital Securities LLC, the Lead Managing Underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, December 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking